UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)1

Telephone and Data Systems, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

879433829[2]
(CUSIP Number)

LeRoy T. Carlson, Jr., c/o Telephone and Data Systems, Inc., Suite 4000 30 North LaSalle Street, Chicago, Illinois 60602 (312) 630-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2  In connection with the Charter Amendments described below, the CUSIP number of the Common Shares was changed from 879433100 to 879433829

Page 2 of 7 Pages

CUSIP No. 879433829

1

Name of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Trustees under Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989

2	Check the Appropriate Box if a Member of Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A

8

Shared Voting Power — 6,100,979 Common Shares, and 6,736,420 Series A Common Shares that are convertible on a share-for-share basis into Common Shares, and are held by the reporting persons as trustees of a Voting Trust.

	9	Sole Dispositive Power N/A

	10	Shared Dispositive Power The information in Item 8 above is incorporated herein by reference.

11	Aggregate Amount Beneficially Owned by Each Reporting Person Same as 8.

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13

Percent of Class Represented by Amount in Row (11) [2] — Reporting persons beneficially own approximately 6.0% of the Common Shares of the Issuer and 94.6% of the Series A Common Shares of the Issuer, representing approximately 11.8% of the Issuer’s outstanding classes of Common Stock.  The reporting persons hold 94.6% of the voting power in the election of eight of twelve directors as a result of their beneficial ownership of Series A Common Shares and 6.0% of the voting power in the election of four of the twelve directors as a result of their beneficial ownership of Common Shares.  The reporting persons also hold 56.3% of the voting power in matters other than the election of directors as a result of their beneficial ownership of Series A Common Shares (53.7%) and Common Shares (2.6%).

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

2  For all purposes in this Schedule 13D/A, the share amounts and percentages are based on 101,340,448 Common Shares, 7,118,689 Series A Common Shares and 8,300 Preferred Shares issued and outstanding on January 24, 2012 after the effectiveness of the Charter Amendments described herein, as specified in the Issuer’s Form 8-K dated January 24, 2012.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

This Amendment No. 7 to Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended, by the Trustees of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989.  This Schedule 13D reports the ownership of Common Shares, par value $0.01 per share (“Common Shares”), and Series A Common Shares, par value $0.01 per share (“Series A Common Shares”), that are convertible on a share-for-share basis into Common Shares, of Telephone and Data Systems, Inc., a Delaware corporation (the “Issuer” or “TDS”).  This Amendment to Schedule 13D is being filed to report the reclassification (the “Reclassification”) of the Issuer’s Special Common Shares, par value $0.01 per share (“Special Common Shares”), into Common Shares, on a one-for-one basis.

Item 1.             Security and Issuer.

This statement relates to the Common Shares of the Issuer.  The principal executive office of the Issuer is located at 30 N. LaSalle, Suite 4000, Chicago, Illinois 60602.

Item 2.             Identity and Background.

This Amendment to Schedule 13D is being filed by the trustees (the “Trustees”) of the Voting Trust under the Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989 (the “Voting Trust”), concerning their direct and indirect beneficial ownership of Common Shares.  The following sets forth Items 2(a) through 2(f) for each filing person.

Voting Trust.        The Voting Trust is organized under Delaware law.  The principal business address of the Voting Trust is c/o LeRoy T. Carlson, Jr., Telephone and Data Systems, Inc., Suite 4000, 30 North LaSalle Street, Chicago, Illinois 60602.

Trustees.               The information required under paragraphs (a) — (c) and (f) with respect to the Trustees of the Voting Trust is set forth in Appendix A hereto, and incorporated herein by reference.

The following is information required under paragraphs (d) and (e) for all filing persons.

(d)           During the last five years, neither the Voting Trust nor any of the Trustees identified in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the Voting Trust nor any of the Trustees thereof identified in Appendix A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration.

The Voting Trust holds Common Shares as a result of the Reclassification and holds Series A Common Shares pursuant to the voluntary agreement of the beneficiaries thereof.  No funds were used by the Voting Trust to acquire any shares.

Item 4.             Purpose of Transaction.

This Item 4 is being updated by the following information.

On January 24, 2012, TDS issued a press release announcing that certain amendments (the “Charter Amendments”) described in the Issuer’s definitive proxy statement dated August 31, 2011, and the supplement thereto dated November 29, 2011, became effective as a result of the filing of a Restated Certificate of

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

Incorporation by the Issuer on January 24, 2012. This press release was attached as an exhibit to a Form 8-K dated January 24, 2012 as filed by TDS with the Securities and Exchange Commission (the “SEC”) on the date hereof.   The descriptions of the effectiveness of the Charter Amendments and other matters included in such Form 8-K and press release are incorporated herein by reference.

As a result, on January 24, 2012, the 6,100,979 Special Common Shares held by the Voting Trust were reclassified as 6,100,979 Common Shares.

Except as disclosed or incorporated by reference herein, the Voting Trust does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Trustees intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of United States Cellular Corporation.

Notwithstanding the foregoing, the Trustees retain the right to change their intent, including to acquire additional securities from time to time, or to dispose of all or part of the securities beneficially owned by the Voting Trust in any manner permitted by the terms of the Voting Trust and applicable law.

Item 5.             Interest in Securities of the Issuer.

(a)                                  As of 5:01 p.m. Eastern Time on January 24, 2012, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust and each of the Trustees may be deemed to beneficially own an aggregate of 6,100,979 Common Shares, and 6,736,420 Series A Common Shares held by the Voting Trust that are convertible into 6,736,420 Common Shares.  See Appendix B for additional Common Shares beneficially owned by each of the Trustees.

(b)                                 The following information is provided with respect to the shares held by the Voting Trust.  See Appendix B for information with respect to other shares beneficially owned by each of the Trustees.

(i)                                     Sole Power to Vote or Direct the Vote:

None.

(ii)                                  Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of Common Shares, and Series A Common Shares that are convertible on a share-for-share basis into Common Shares.  The Voting Trust holds and the Trustees vote 6,100,979 Common Shares and 6,736,420 Series A Common Shares of the Issuer, representing approximately 94.6% of the outstanding Series A Common Shares.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

The holders of Common Shares are entitled to elect four of the twelve directors of the Issuer.  The reporting persons hold 6.0% of the voting power in the election of such four directors.  In addition, the holders of Common Shares have votes per share that float in matters other than the election of directors.  The Common Shares held by the Voting Trust represent approximately 2.6% of the combined voting power in matters other than the election of directors.

The holders of Series A Common Shares are entitled to elect eight of the twelve directors of the Issuer.  The reporting persons hold 94.6% of the voting power in the election of such eight directors.  The Series A Common Shares also have ten votes per share in matters other than the election of directors.  The Series A Common Shares held by the Voting Trust represent approximately 53.7% of the combined voting power in matters other than the election of directors.

As a result of the foregoing, the Voting Trust elects a majority of the directors and directs a majority of the combined voting power of the Issuer in matters other than the election of directors.

(iii)                               Sole Power to Dispose or Direct the Disposition:

None.

(iv)                              Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

(c)                                  No transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust or the Trustees, except as a result of (i) participation in TDS’ Series A Common Share Automatic Dividend Reinvestment Plan (under which the Voting Trust acquired 10,389 Series A Common Shares at a per share price equal to $24.04 during the past 60 days), and (ii) participation in TDS Special Common Share Automatic Dividend Reinvestment Plan (under which the Voting Trust acquired 4,970 Special Common Shares, which were reclassified as 4,970 Common Shares on January 24, 2012, at a per share price equal to $21.92 during the past 60 days).

(d)                                 Except as disclosed below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

Under the Terms of the Voting Trust, except to the extent necessary to pay Voting Trust expenses, all cash dividends are distributed to the beneficiaries of the Voting Trust.  The Trustees do not have the power to sell any Common Shares or Series A Common Shares deposited by a certificate holder without the consent of such certificate holder.

(e)                                  Not Applicable.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Voting Trust was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the Series A Common Shares and Common Shares held in the trust.

The information contained in Item 5(b)(ii) above is incorporated herein by reference.

Item 7.             Material to be Filed as Exhibits.

(a)           Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989, is hereby incorporated by reference from Amendment No. 3 to this Schedule 13D dated May 2, 2005.

(b)           TDS’ Definitive Proxy Statement dated August 31, 2011, as filed with the SEC under cover of Schedule 14A on August 31, 2011, is hereby incorporated by reference.

(c)           TDS’ Proxy Supplement dated November 29, 2011, as filed with the SEC under cover of Schedule 14A on November 29, 2011, is hereby incorporated by reference.

(d)           TDS’ Form 8-K dated January 24, 2012, as filed with the SEC on  January 26, 2012, is hereby incorporated by reference.

Schedule 13D

Issuer:  Telephone and Data Systems, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2012		TRUSTEES OF AMENDMENT AND RESTATEMENT (DATED AS OF APRIL 22, 2005) OF VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989

/s/ Walter C. D. Carlson*
Walter C.D. Carlson

/s/ Letitia G. Carlson, M.D.*
Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson*
Prudence E. Carlson

/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.

	*By:	/s /LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Attorney-in-Fact for above Trustees*

*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Signature Page to Amendment No. 7 to Schedule 13D

relating to the direct beneficial ownership in the Common Shares of

Telephone and Data Systems, Inc. by the Voting Trust.

Schedule 13D	Appendix A
Issuer: Telephone and Data Systems, Inc.
Page 1 of 2 of Appendix A

Trustees of the Voting Trust

(I)	(a)	Name:

Walter C.D. Carlson

	(b)	Business Address:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment:

Partner of the law firm of Sidley Austin LLP (see above for address)

	(f)	Citizenship:

United States

(II)	(a)	Name:

LeRoy T. Carlson, Jr.

	(b)	Business Address:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment:

President and Chief Executive Officer of Telephone and Data Systems, Inc. (see above for address)

	(f)	Citizenship:

United States

Schedule 13D	Appendix A
Issuer: Telephone and Data Systems, Inc.
Page 2 of 2 of Appendix A

(III)	(a)	Name:

Letitia G. Carlson, M.D.

	(b)	Business Address:

2150 Pennsylvania Avenue, N.W.
Washington, D.C. 20037

	(c)	Present Principal Occupation or Employment:

Physician and Associate Clinical Professor at George Washington University Medical Center (see above for address)

	(f)	Citizenship:

United States

(IV)	(a)	Name:

Prudence E. Carlson

	(b)	Business Address:

17 White Street
New York, New York 10013

	(c)	Present Principal Occupation or Employment:

Art Critic and Art Historian (see above for address)

	(f)	Citizenship:

United States

Schedule 13D	Appendix B
Issuer: Telephone and Data Systems, Inc.
Page 1 of 2 of Appendix B

Name	Number of Common Shares Beneficially Owned As of January 24, 2012	Percent of Class of Common Shares

LeRoy T. Carlson, Jr.	1,601,571(1)	1.6%

Walter C.D. Carlson	22,638(2)	*

Letitia G. Carlson, M.D.	13,517(3)	*

Prudence E. Carlson	244,594(4)	*

*                                         Less than 1% of class.   All of such ownership involves sole power  to vote or dispose of unless otherwise indicated below.

(1)           Includes (A) 1,517,320 Common Shares that may be purchased pursuant to stock options that are currently exercisable or exercisable within 60 days, (B) 8,632 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust, (C) 1,786 Common Shares held outside of the Voting Trust, (D) 18,926 Common Shares held in a 401(k) account for the benefit of LeRoy T. Carlson, Jr., and (E) 50,215 Common Shares held in a deferred compensation account for the benefit of Mr. Carlson and which have vested or will vest within 60 days.  Also includes 297 Common Shares that may be acquired upon conversion of Series A Common Shares and 518 Common Shares held by Mr. Carlson’s wife outside of the Voting Trust, and 3,768 Common Shares held by Mr. Carlson’s sons outside the Voting Trust.  Does not include (i) 1,230,781 Series A Common Shares and 1,129,625 Common Shares held in the TDS Voting Trust for the benefit of LeRoy T. Carlson, Jr., his spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 178,978 Series A Shares and 693,909 Common Shares, respectively, are held for the benefit of LeRoy T. Carlson, Jr., or (ii) 747,136 Series A Common Shares and 685,962 Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which LeRoy T. Carlson, Jr. is a general partner.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(2)           Includes 1,015 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 21,623 Common Shares held outside of the Voting Trust.    Does not include (i) 1,392,502 Series A Common Shares and 1,221,314 Common Shares held in the TDS Voting Trust for the benefit of Walter C.D. Carlson, his spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 1,254,823 Series A Common Shares and 1,098,937 Common Shares, respectively, are held for the benefit of Walter C.D. Carlson, or (ii) 747,136 Series A Common Shares and 685,962 Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Walter C.D. Carlson is a general partner.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Mr. Carlson in the Voting Trust.

(3)           Includes 1,097 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 12,420 Common Shares held outside of the Voting Trust.  Does not include (i) 1,262,097 Series A Common Shares and 1,154,348 Common Shares held in the TDS Voting Trust for the benefit of Letitia G. Carlson, M.D., her spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 1,136,568 Series A Common Shares and 1,056,660 Common Shares are held for the benefit of Letitia G. Carlson, M.D., or (ii) 747,136 Series A Common Shares and 685,962 Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Letitia G. Carlson, M.D. is a general partner.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Dr. Carlson in the Voting Trust.

1

Schedule 13D	Appendix B
Issuer: Telephone and Data Systems, Inc.
Page 2 of 2 of Appendix B

(4)           Includes 194,889 Common Shares that may be acquired upon conversion of Series A Common Shares held outside of the Voting Trust and 49,705 Common Shares held outside of the Voting Trust.   Does not include (i) 1,123,139 Series A Common Shares and 1,033,469 Common Shares held in the TDS Voting Trust for the benefit of Prudence E. Carlson, her spouse and/or their descendants (individually or through family partnerships, grantor retained annuity trusts, custodial arrangements and otherwise), of which 999,227 Common Shares are held for the benefit of Prudence E. Carlson, or (ii) 747,136 Series A Common Shares and 685,962 Common Shares held by a family partnership in such TDS Voting Trust for the benefit of descendants and family members of LeRoy T. Carlson and his spouse, of which Prudence E. Carlson is a general partner.  Beneficial ownership is disclaimed with respect to shares held for the benefit of persons other than Ms. Carlson in the Voting Trust.